

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 3, 2009

Via U.S. Mail and Facsimile

W. Swope Montgomery, Jr.
President and Chief Executive Officer
BNC Bancorp
831 Julian Avenue
Thomasville, NC 27360

      Re: BNC Bancorp
              Form 10-K for Fiscal Year Ended December 31, 2008
              File No. 000-50128

Dear Mr. Montgomery:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Christian Windsor
              Special Counsel